FILED BY UNION BANKSHARES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: XENITH BANKSHARES, INC.

(Commission File No. 001-32968)

Date: July 20, 2017

Set forth below is a transcript of the quarterly earnings conference call of Union Bankshares Corporation (“Union”) held on July 19, 2017 at 9:00 a.m. Eastern Daylight Time during which the proposed merger of Xenith Bankshares, Inc. into Union, with Union surviving, was discussed.

***** ***** *****

Corporate Participants

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

Conference Call Participants

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Austin Lincoln Nicholas - Stephens Inc., Research Division - Research Analyst

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Presentation

Operator

Good morning. My name is Krista, and I will be your conference operator today. At this time, I would like to welcome everyone to the Union Bankshares Corporation second quarter earnings conference call. (Operator Instructions) Thank you.

I would now like to turn the call over to Bill Cimino, Director of Corporate Communications. You may begin.

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Thank you, Krista, and good morning, everyone. I have Union Bankshares' President and CEO John Asbury, and Executive Vice President and CFO Rob Gorman with me today. We also have other members of our executive management team with us for the question-and-answer period.

Please note that today's earnings release is available to download on our investor website, investors.bankatunion.com.

During the call today, we will make commentary about our financial performance using both GAAP and non-GAAP operating metrics. Operating metrics exclude the merger-related expenses for the pending Xenith acquisition, which should provide better perspective and better historical comparability to the operating performance of the Company. Important information about these non-GAAP operating metrics, including a reconciliation to comparable GAAP measures, is included in our earnings release for the second quarter of 2017.

Before I turn the call over to John, I would like to remind everyone that we will make forward-looking statements on today's call which are not statements of historical fact and are subject to risks and uncertainties. There can be no assurance that actual performance will not differ materially from any future results expressed or implied by these forward-looking statements. A full discussion of the Company's risk factors, important information regarding our forward-looking statements and the pending Xenith acquisition are included in our earnings release for the second quarter and our other SEC filings.

At the end of the call, we will take questions from the research analyst community.

And with that, I'll turn the call over to John Asbury.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Thank you, Bill, and thank you all for joining us today.

Union delivered a fifth consecutive quarter of double-digit loan growth on an annualized basis, strong deposit growth and saw continued year-over-year improvements to our profitability metrics on an operating basis. So, in short, it was another solid quarter for Union.

Before I dig into the quarter, I'd like to provide an update on the Xenith acquisition. As a reminder, we announced the deal on May 22, and we noted how it checked off every one of our 4 strategic priorities of diversification, core deposit funding, efficiency and effectively crossing $10 billion in assets.

Immediately following our announcement, we began a series of meetings and communications with the Xenith team. We wanted to improve upon our past experiences and get things started quickly. But just as important, we wanted to set the right tone from the beginning and to provide a glimpse of our operating culture to the Xenith team.

We have started the planning work to ensure our merger integration efforts are successful by following a detailed integration playbook to guide the effort. The integration teams are working together, and the process is moving along quickly and smoothly. While the majority of the integration work is yet to come, I am very pleased with how things have gone so far and the warm welcome we've received from the Xenith team.

We remain on track to consummate the transaction in early January, and we continue to be very enthusiastic about joining forces with Xenith and what that means for the combined company on a go-forward basis.

Finally, I'd like to add that I have been able to get out and meet with a number of our commercial clients following the announcement and am very enthusiastic about the feedback and the possibilities for Union going forward.

Rob will provide more detail on the quarter, so I do want to speak about the first half, which saw Union deliver year-over-year improvements of approximately 9% in operating net income, 10% in operating earnings per share, 14% in loan growth and 11% in deposit growth. While operating return on assets was relatively flat, Union saw year-over-year gains in our operating return on tangible common equity, which was up 48 basis points from the first half of 2016 and a first half improvement of 56 basis points in the Company's operating efficiency ratio.

We did continue to see some lumpiness in credit quality in the second quarter as net charge-offs increased during the quarter. In addition, we saw a slight increase in nonaccruals due to two unrelated credits, one of which was related to a relationship that was mentioned in the first quarter. And they're not indicative of any portfolio trend.

The Virginia economy remained steady, and our state government ended the fiscal year with a $132 million budget surplus. We're not seeing any weakening in the macroeconomic environment. Other leading indicators of credit quality within Union remain benign.

With nonaccruals being so low, any individual issues among commercial borrowers will certainly be noticeable. While I do believe that problem asset levels at Union and across the industry are below the long-term trend line, we still have no early indicators of a downturn in portfolio-level credit quality at this time.

Turning to the bigger picture, as I mentioned above and stated for the last two calls, there are four areas that we are very focused on in 2017. They are diversification, core deposit funding, efficiency and preparing to cross the $10 billion asset threshold. And let me provide an update on each.

First, diversification. Union has a great opportunity to further diversify our loan portfolio and income streams. Diversifying income streams and the loan book builds a stronger bank over the long run. Since Union is in a position where we can deliver many products and services better than a national bank or the large regional banks, we believe we have a unique opportunity.

Assets under management have grown by $141 million, or about 6.3% from the prior year, to $2.41 billion as of June 30. I believe the solid year-over-year growth shows that the wealth team is gaining traction in the market. As a reminder, we acquired Old Dominion Capital Management in Charlottesville in the second quarter of 2016, and that acquisition has gone well for both sides. We continue to actively explore opportunities to acquire other registered investment advisors and believe that that has the potential to further ramp up our fee-based income growth.

On our loan growth, we saw broad-based growth across virtually all markets and categories and feel comfortable with our loan growth momentum. We did experience some seasonality in our C&I category, as we saw lower line utilization levels for our revolvers lines of credit. Our C&I practice, which will be significantly enhanced with the Xenith acquisition, did see an increase in commitments and overall lines of credit for Q2, though.

Point 2 is core deposits funding. We want to broaden our deposits base to manage our loan-to-deposit ratio to our targeted 95% level over time. We are intensely focused on improving our retail banking depository offerings, increasing our deposit-intensive small and medium-sized business relationships and enhancing our treasury management capabilities where we believe we can offer a superior treasury solution with better and in-person support.

Deposit growth trailed our loan growth rate during the second quarter, but deposits certainly grew a respectable 9% annualized. Deposit growth was broad-based across all deposit categories with the exception of savings.

The highest percentage growth rate by deposit product type came from NOW accounts followed by jumbo CDs. We grew core deposit households by 3% annualized rate of increase in the quarter, building upon our already large and strong retail deposit base. 50% of all of Union's deposit base comes from transactional accounts. I still think we have a great deal of room to run in building out our deposit base with small and midsized businesses, and that comes with additional focus.

Deposit and household growth were aided by a new marketing campaign designed to highlight our consumer free checking account product that Union provides. This product is a differentiator relative to some of our larger competitors in our markets.

Point 3 is efficiency. Improving our efficiency ratio takes time and dedication to doing it in the right way. In the second quarter, the operating efficiency ratio declined 56 basis points from the prior year on a consolidated FTE basis. Further efficiency improvement remains a significant opportunity for the Company and will of course move down meaningfully as efficiencies are captured through the Xenith merger.

During the quarter, we completed our peer group benchmarking and end-to-end process and procedure review that we launched last year. The benchmark was also done for a greater-than-$10 billion asset peer group. Given the pending Xenith acquisition, we have a two-track process to take advantage of opportunities that exist.

First is act on immediate opportunities to improve and streamline processes and procedures that don't directly overlap with our merger integration efforts. And then, secondly, identify opportunities to improve the scalability of our operating platform as well as the overall efficiency of the organization next year when we cross the $10 billion assets mark and implement the recommendations following a successful integration of Xenith.

And the last point is preparing to cross $10 billion in assets. We made steady progress on this important objective and remain on track to be operationally ready to cross by the end of the year. We completed our first DFAST test run in the second quarter and intend to conduct another test run next year to include Xenith. With the expected January close of the Xenith merger, we do not expect to be required to submit our DFAST results to the regulators until 2019, and that gives us about 18 months to continue to refine our DFAST process.

The work undertaken to cross $10 billion has been a multi-year process at Union and I feel very confident in the work the team has put in since 2014 on this issue as we finish up preparations to cross next year.

So to summarize, Union had a solid second quarter and a great first half, with double-digit growth in loans, deposits, operating earnings per share, and operating net income. And we've made significant process on our four focus areas, seeing meaningful improvement. The Xenith acquisition itself was the most important event of the quarter. It's off on the right foot, and it remains on track to close in early January.

I'll now turn the call over to Rob to cover the financial results for the quarter. Rob?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

Thank you, John, and good morning, everyone. Thanks for joining us today.

I'd now like to take a few minutes to walk you through some of the details of our financial results for the second quarter.

On an operating basis, which excludes $2.4 million in after-tax expenses related to the pending Xenith acquisition, consolidated earnings for the second quarter were $20.3 million, or $0.46 per share, which is 5% higher than the first quarter and also 5% higher of last year's second quarter earnings per share of $0.44. The community bank segment's operating results were $19.8 million, or $0.45 per share, while the mortgage segment contributed $551,000 of earnings for $0.01 per share in the quarter.

Now turning to the major components of the income statement, tax equivalent net interest income was $71.6 million, which is up $2.5 million from the first quarter and up $3.4 million from the prior year's second quarter, primarily driven by increased levels of earning asset balances during that period.

The current quarter's reported net interest margin was 3.62%. That's a decline of 4 basis points from the previous quarter and is down 22 basis points from the prior year levels. Accretion of purchase accounting adjustments for loans and borrowings added 8 basis points to the net interest margin in the second quarter, which is consistent with the first quarter results.

The core net interest margin, which excludes the impact of acquisition accounting accretion, was 3.54% in the second quarter, also 4 basis points lower than the first quarter level. The decrease in the core tax equivalent net interest margin was principally due to the 8 basis point increase in the core cost of funds, which was partially offset by the 4 basis point increase in the core yield on earnings assets.

The quarterly 8 basis point increase in the core cost of funds to 62 basis points was driven equally by higher core cost of deposits and wholesale funding costs. The cost of deposits was 37 basis points for the quarter, which was up 5 basis points from the first quarter, primarily due to changes in deposit mix and increases in money market investments, sweep interest checking and time deposit average rates paid. The increase in wholesale funding costs was primarily driven by higher Federal Home Loan Bank average borrowing rates paid, resulting from the increase in short-term market rates during the quarter.

The 4 basis point increase in earning asset yields was primarily driven by higher core loan portfolio yields, which improved by 7 basis points to 4.33% during the quarter. The increase in the loan portfolio yield from the prior quarter was driven by the impact of increased short-term interest rates on our variable rate loan portfolio yields. The improvement in loan yields is partially offset by lower investment portfolio yields, which declines due to lower reinvestment rates, day count and a slight change in the portfolio's taxable and nontaxable mix during the quarter.

Looking forward, our baseline net interest margin outlook assumes that the current flattening yield curve conditions persist over the medium term and that the Fed raises the Fed funds rate by 25 basis points one more time in December of 2017. Under these circumstances, we project that our quarterly core net interest margin would be flattish from current levels, with a downward bias of 1 to 2 basis points per quarter for the balance of 2017. On the other hand, if we were instead to see a steepening yield curve over that period as our previous NIM guidance assumed, we would expect to see a flat to expanding core margin in the range of 1 to 2 basis points per quarter from the current levels.

The provision for loan losses for the second quarter of 2017 was $2.3 million. That's an increase of approximately $300,000 compared to the previous quarter and consistent with the same quarter in 2016. The increase in the provision for loan losses was primarily driven by loan balance growth and increases in specific reserves related to nonaccrual loan additions.

For the second quarter of 2017, net charge-offs were $2.5 million, or 15 basis points on an annualized basis, compared to $788,000, or 5 basis points, for the prior quarter and $1.6 million, or 11 basis points, for the same quarter last year. Of the net charge-offs in the second quarter of 2017, approximately half were specifically reserved for in the prior quarter. On a year-to-date basis, net charge-offs were $3.3 million, or 10 basis points on an annualized basis, which compares to $3.8 million, or 13 basis points, for the same period in the prior year.

Second quarter noninterest income declined by approximately $800,000 to $18.1 million from the prior quarter, primarily driven by lower bank-owned life insurance income due to proceeds from death benefits received in the first quarter, lower gains on sales of securities and declines in insurance-related income, which is typically seasonally higher in the first quarter.

Mortgage banking income increased $768,000, or 37.9%, to $2.8 million in the second quarter compared to $2 million in the prior quarter, primarily related to increased mortgage loan originations during the quarter. Mortgage loan originations increased by $36 million, or 36%, in the second quarter to $137 million from $100 million in the first quarter. Purchase-money mortgage volumes drove that increase for the second quarter.

Excluding Xenith merger-related costs of $2.7 million recorded in the second quarter, operating noninterest expense declined $200,000 to $57.2 million for the second quarter from $57.4 million in the first quarter. Salaries and benefits expenses declined by $1.6 million, primarily related to declines in payroll taxes, which are seasonally higher in the first quarter, as well as lower group insurance costs and lower unemployment taxes.

This decrease was partially offset by increases in our marketing expenses of $539,000, increases in professional fees, driven by higher consulting fees of $400,000, and printing and postage costs of approximately $256,000 related to annual privacy notice mailings. In addition, second quarter expenses included approximately $150,000 in branch closing costs which related to two in-store branch closures which were consolidated into a new location in June of this year.

Now turning to the balance sheet, total assets stood at just under $9 billion, at $8.9 billion as of June 30th, which is an increase of $815 million from the prior year level, June 30th level, and $245 million from the first quarter of this year.

The increase in assets was driven primarily by net loan growth during these periods. At quarter end, loans held for investment were at $6.8 billion. That's an increase of $217 million, or 13.3% annualized, from the prior quarter. Loans held for investment increased $830 million, or 14%, from June 30th, 2016 levels, while quarterly average loans increased $765 million, or 13%, from the prior year. The quarterly loan growth was strong across all commercial and consumer loan categories, except for C&I loans due to normal seasonal line usage activity, as John noted earlier. Looking forward, we continue to expect lower double-digit loan growth for the full year.

At June 30th, total deposits came in at $6.8 billion, which is an increase of $150 million, or 9.1% annualized, from the prior quarter. Deposit balances were up $670 million, or 11%, from June 30th, 2016 levels. All deposit categories experienced balance growth during the quarter, with the exception of savings account balances.

Looking at credit quality, nonperforming assets increased $2.1 million to $34.1 million during the quarter, which is comprised of $24.6 million in non-accruing loans and $9.5 million in OREO balances, which also includes $2.7 million of former bank locations. As John mentioned, the increase in nonaccruals was primarily driven by one large credit relationship and the continuing workout of a credit with unique circumstances we discussed in the first quarter, and is not indicative of pervasive credit quality issues in our markets.

The allowance for loan losses decreased by $200,000 to $38.2 million at June 30th, primarily due to the continued decline of historical loss ratios -- rates. The allowance as a percentage of the total loan portfolio was 56 basis points at quarter end, which is down slightly from March 31 levels as a result of the benign asset quality environment and lower historical loss rates.

So in summary, Union's second quarter financial results demonstrated good progress toward our strategic growth objectives, as we generated solid loan and deposit growth again this quarter and improved profitability metrics on an operating basis.

In addition, during the quarter, we announced the signing of a definitive merger agreement to acquire Xenith Bankshares and have initiated the merger integration planning process to ensure the achievement of the strategic and financial benefits of the combination. As always, we remain focused on leveraging the Union franchise to generate sustainable, profitable growth and are committed to achieving top-tier financial performance and building long-term value for our shareholders.

And, with that, let me turn it back over to Bill Cimino to open it up for questions.

Question And Answers

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Thanks, Rob. Krista, we're now ready for some callers from our analysts.

Operator

(Operator Instructions) Your first question comes from the line of Austin Nicholas from Stephens.

Austin Lincoln Nicholas - Stephens Inc., Research Division - Research Analyst

Q. Good morning. So maybe if you could just give a little more color on the loan growth and, you know, if you're seeing any increased activity in Northern Virginia or Richmond, and just maybe some kind of geographic color on where that came from.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Sure, Austin, be happy to do that. As is usually the case, Richmond, being our largest market, is always a somewhat disproportionate contributor to the overall loan growth. I would say overall it was fairly well balanced. On a percentage basis, we saw outsized performance in Hampton Roads, which is good news. That's one of the reasons why we're so enthusiastic about Hampton Roads. We did see a high single percentage increase in the Northern Virginia area as well, which obviously, from our perspective, is off a fairly small base. And then, Richmond was strong. Southwest Virginia, to include our Charlotte operation, was strong as well. So other than the Northern Neck, which, you know, is a pretty modest commercial economy, we saw pretty good results across the franchise, across our various markets.

Austin Lincoln Nicholas - Stephens Inc., Research Division - Research Analyst

Q. Okay, that's helpful. And then, you know, maybe just as you think about your branch network --it's large – and, you know, how do you balance thinking about that branch network, improving efficiency by potentially consolidating or rationalizing the branch network, but also managing funding costs and attracting deposits as you look out, you know, maybe over the next year?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yeah. I would say that on the one hand the branch -- the retail deposit base of Union -- I always say, is the crown jewel of Union Bank. That's why half our deposits are, in fact, transaction accounts. That wouldn't be the case were it not from the branch network. Having said that, if you look at the facts, we've continued to tighten the branch network. We've continued to rationalize it. We are always thinking about that. I think that the future of the branch network, you know, in general is going to be fewer and smaller, and we want to continue to leverage technology. But we do believe in omni-channel delivery. We do believe that probably for the remainder of my time here, which I hope is a long time, that we're going to have a meaningful branch network. And we view that as an important channel to serve the clients. But it has to be done in an efficient manner. It has to be rationalized. So where we have our opportunities to consolidate the branch network we'll do that. As leases expire and we have the ability to reposition or move toward a smaller footprint with a more modern design, you know, we are certainly doing that. Elizabeth Bentley is here with me, head of retail. Would you have anything else you would add to that?

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

A. I think the other thing that I'd say, John, is that, to your point about omni-channel, we are very focused on the digital space and making sure our customers can bank kind of when/where/how they want. So as that matures and grows and customers adopt those, you will see that we will continue to rationalize the network, just as we've done before. We've got a net change of one branch coming in August as we finish our exit from the Martin's in-store grocery stores. So that’ll sort of put a pin in that entire project for us. And then we look forward to working with Xenith in leveraging that platform.

Austin Lincoln Nicholas - Stephens Inc., Research Division - Research Analyst

Q. Okay, thank you. That's helpful. And then maybe just one last question, on expenses. They came down quarter over quarter, excluding the acquisition costs. As we look out to the second half of the year, is there any more expense build that we're going to see in expenses? Or is this kind of $57 [million], you know, run rate the right way to think about it?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah. Austin, this is Rob. Yeah, I would say the $57 [million] to $57.5 [million] guidance that we provided earlier in the year still holds. You won't see any really outsized increases in that. And, you know, there's some seasonality you may see, some declines and some increases over the next quarter, but on average I would say that the $57 million run rate is pretty good.

Austin Lincoln Nicholas - Stephens Inc., Research Division - Research Analyst

Q. Got it. Well, thanks everyone. I appreciate it.

Operator

Your next question comes from the line of Catherine Mealor from KBW.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Thanks. Good morning, everyone. Wanted to ask a couple questions on the margin, maybe first on the loan yield. Did you see an increase in commercial swapping come back again this quarter? Or was the increase in your loan yields more just from the increase in the shorter end of the curve?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes, Catherine. The increase was primarily due to the repricing of the variable rate loan portfolio we have, so T locks, et cetera, and other commercial variable rate loans, not much in increasing in the swap income level.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Okay. So then would your guidance assume that you get a rebound in that commercial swap income in the back half of the year? Or would that be gravy to your NIM outlook?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. That would probably be a bit of an upside to the forecasting we mentioned.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Okay. And then on the deposit side, can you talk a little bit about how you're thinking about your betas in your markets? Has anything been surprising to the positive or the negative of how your deposit costs have trended this quarter and your outlook for how you should see kind of quarterly increase in your interest-bearing deposits?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah. I would say that from the deposit data perspective, it was a bit higher this quarter than we had originally estimated and projected in our NIM guidance last quarter, primarily due to some movements going into the money market portfolio. And we're also seeing more funds flowing into -- in CDs. So we've got some specials running on the CD book, and we're seeing some nice uptick in that area as well. So I think the money market betas are a bit higher, and we probably will expect to see that continue at a bit higher level than we had originally projected.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. And, Catherine, this is John. As you know, we're running our loan growth rate at a pretty nice clip at this point. Certainly, it was higher than we guided during Q2. As you know, we do have a strategy of wanting to pace loan growth with deposit growth. Loan growth is running ahead of deposit growth. We certainly don't feel badly about 9% deposit growth. We are experimenting a bit. You know, as a marketing strategy, we are testing our markets. We're testing some different product types. So, more so than we've really done in the past, we are trying some things out. So we are looking at rate sensitivities. We're checking elasticity. Some of this is just the evolution of our marketing where we're a lot more sophisticated due to a number of new individuals who've joined. So this is a different strategy. As Rob said, we have run a few specials on money market that feel different from what we've done before. We've tested a few specials on CDs. We do have a select number of larger commercial borrowers that tend to be a bit more rate sensitive. So we've never really pulled the rate lever that hard because we haven't had to. So you'll see us be kind of cautious, but you'll also see us be unafraid to test. And that's kind of what we're working our way through right now.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Okay. That makes sense. And one final question on the margin. How do you think about the pro forma margin with Xenith layered in?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah. I think if you look at our guidance, depending on how -- whether the curve steepens or not, flat to up with a steepening curve, or just kind of flattish without it -- we think they'll be some positives from the combination with Xenith regarding some deposit costs. Although it probably -- it's got some higher deposit rates than we have today. So I don't think they'll need to adjust those levels as the market rates go up as much we may be coming towards them. And then the earning asset yield should offset that. So I would say not a huge material change from what we're seeing in the legacy Union book on the margin.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Okay. Great. Thank you.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Not including accretion, of course, Catherine.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Right. Of course, okay.

Operator

And your next question comes from the line of William Wallace from Raymond James.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Thank you. Good morning, guys. Maybe just continuing the line of Catherine's questions on the funding side. John, you mentioned in your prepared remarks that the 95% target loan-to-deposit ratio. Where do you start to get uncomfortable running loans to deposits?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Well, I think that, you know, we are at 100% right now. And so that's not a position we want to stay in. So I think it begs the question: can Union Bank have a loan-to-deposit ratio over 100%? The answer is: yes, we can. Do we like that as a long-term strategy? No, we do not. But we're not at a point where I would say that's sort of a constraining factor on our ability to continue to run loan growth as we have, mainly for the reason I pointed out. We still have some levers available to us that we're testing. We could do things to increase the pace of deposit growth with higher-rate strategies. And so we're kind of experimenting a bit there. But as a strategy, we still think the proper positioning for the Bank over time would be something more in the mid-90s. The Xenith combination will help that. So on the other side of that, you know, that will reduce the loan-to-deposit ratio. We don't want to do anything, based on what we see right now, to purposely throttle the loan growth that's available to us. So I hope that -- would you differ…

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes, I agree with that, John. There's opportunities beyond what we're seeing on the commercial side, smaller business side.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. I think we're still early on…

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. I think we can run higher.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yeah. And in terms of just a dedicated focus, disciplined focus, on deposit-intensive commercial businesses, we are in the very early innings of that. We have never truly focused -- we are going after that. That is an avenue that we will open up.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. I'd love, maybe if you could provide some commentary as to what you're doing or going to do to open that up. And have you made any …

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes, I think we have. Yes, I think we have. If you look at a number of things on the small business front, the product set. I think that the incentive plan adjustments that we've made across the commercial segments, the investment in treasury management – you know, our new head of treasury management has been here for about a year. We are in the process of upgrading the treasury management platform to make us competitive with really the best of the large regional and national banks for the small to midsize businesses that we serve. So it's focus. It's filling a gap that we've had, to some extent, on the TM platform and making sure that the commercial bankers are accountable and small business bankers, not just for growing lending, but delivering the total relationship. And also increasingly, you're going to see more of a focused strategy on deposit-intensive businesses that really typically don't borrow at all. I think about things like, over time with the acquisition of Xenith -- Xenith is doing this now. They've had to, the legacy Xenith, because they were a business bank, branch light. There's a world of opportunity in Northern Virginia in particular as it relates to non-profits. So there are lots of things that are on our mind. Now that doesn't happen overnight. But I do think that we'll be able to show progress over time.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Does the addition of the Xenith franchise, does that improve your treasury management capabilities? And do you need to upgrade the platform? Or do they have a platform in place where you could hold off and…

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Well, they -- I would say -- it's a good question. It's complementary. I think that they have a few gaps. We have a few gaps. We're currently evaluating what is the right solution for the combined company in terms of the TM platform. So I think that we bring obviously more scale to the table. But at the same time, you know, they have a few competencies that will be complementary to us. We are right now trying to make a decision -- not trying. We are in the process of making a decision of what is going to be the next generation TM platform. We have been frustrated with the vendor that we had selected -- I won't name their name -- who was behind schedule in terms of the platform that we intended to upgrade to. And we have reopened that assessment and may go a different route.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. And then if you look at your retail deposit base, what you call your crown jewel, are you seeing them come to you? As you advertise special rates in markets, are they paying attention and coming to you, asking for those same rates? Are you having to increase, you know, price on deposits across your retail customer base? Or is it only on new customers that are coming in?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Well, two things. The money market specials are really relationship oriented. And so the way that works is that you have to bring new money to the bank in order to qualify. So we have sort of a series of different product offerings. We're doing experimentation, direct marketing, with the free checking account, for example. We've had a lot of conversation in this company, certainly since I've been here, about do we or do we not want to offer free checking. And the answer is: yes, we do, because we can demonstrate quantitatively that that is a gateway product that attracts new relationships that we can build from. And we think that is a good strategy for us. And so we have been very pleased with some of the testing that we've been doing on new deposit [checking] and we've seen some pretty significant uptick in terms of the -- I won't give the number -- but the percentage or number of new relationships coming into Union Bank. And when I talk about these products from a checking standpoint, that presumes that they have things like direct deposit, et cetera. It's not someone opens up a small dollar balance and then closes it later to get some sort of reward. So I think this is a good example of what's resulted from having a fresh set of eyes in the marketing team and a skill set that we've not really had in before where we're willing to test, try things. If it works, scale it up quickly. If it doesn't work, stop it and try something different.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. So if I look at your costs on your average earning asset, your average balance sheet, the cost of your transaction and money market accounts was 33 basis points, up 8 basis points from the first quarter at 25 basis points. So is that increase -- I know some of that's going to be a shift. But would you characterize that increase as being driven by promotions you're running to bring new customers on? Or is it being driven by increasing the costs -- or the rates that you're paying your existing base? I'm just trying to get a sense as to how (inaudible)…

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah, Wally, it's really attracting new money. The rates that we're bringing in new money are higher, not repricing the whole money market book, for example. So we will have -- we have different tiers from a pricing point of view and with the relationship money market account, as John mentioned, it's new money coming in and [you are] paying a little higher rate on that.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. Okay, I appreciate that. And then my last question, and I'll step out. But, John, I'm wondering if you could kind of update us on your thoughts around mortgage. I think you're at a -- your earnings contribution year to date is a penny and it was a penny this quarter. What is, would you say, an acceptable earnings contribution from the mortgage segment? I’ll hop out. Thanks.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Higher than where we are. And so, I think that the ultimate question is really, you know: what is our mortgage company capable of doing in this down refinance environment? Let's face it. Given where rates are I think that we have seen the high water mark of refinances, unquestionably. Now you are seeing a pretty nice increase in the purchase-money mortgage originations that have been going on in the system. And so I think that, you know, we are demonstrating that we are able to make money in this business in a down refinance market. We're demonstrating that we are able to grow meaningfully our purchase-money originations. But let's face it; we have not yet demonstrated what we are capable of doing in terms of giving an adequate return on capital. That is one of the big question marks, candidly. What are we capable of doing in terms of return on capital? I feel good about the leadership of the mortgage group. I feel good about the direction. But this is a question that's still very much in play. That's probably the best answer I can give at this point.

Operator

Your next question comes from the line of Laurie Hunsicker from Compass Group.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Thanks. Good morning, gentlemen. I just wanted to go back to where Austin was when you all were talking about the branch network. So you closed one branch in the quarter. Is that correct?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. That's correct, yes.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And was that an in-store?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes. We actually consolidated two in-store branches into a standalone location.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And then, were there any one-time costs associated with that?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah. I had mentioned in the prepared remarks, about…

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. I know. So you broke up during the prepared remarks right when you were talking about that, so I was having a little trouble hearing. I’m sorry.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. About $150,000 was incurred this quarter related to closing costs.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And was that in the “Other expense” line, that 1.432 million? Is that where that showed up?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes. It would be -- in the earnings release, yes, it would be there.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. Okay, so that takes your total in-stores now down to 4.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. I think we'll have two.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes, so I guess we -- yes, because two are going to -- two are closing, or two are consolidating in-?

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

A. Into one.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Into one. But that won't be an in-store. So...

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

A. Yes.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. That’s right.

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

A. Yes, we won't have any left inside of the grocery stores come the end of August.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. End of August. Okay.

Elizabeth M. Bentley – Union Bankshares Corporation – EVP and Chief Retail Officer

A. But we'll have -- we have a branch in a convenience store in a different market, and we have one in a Walmart in our Northern Neck. So that will be the last of our, sort of, co-located branches.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. All right. That’s helpful. And then obviously you talked about the Xenith acquisition. Glad that's going as planned. The one-time charges that you had estimated of $33 million or so pre-tax, are you still tracking in that range as well?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yes, Laurie, we are. We're still on track for that.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And then, this quarter your tax rate of 28% was higher, higher than 26% last quarter, higher than 26% last year. So outside of whatever changes happen in Washington, I thought your tax rate was closer to the 26%, 26.5%, which would have, you know …

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Right. Yes.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. (inaudible) a penny on earnings. Was there something unusual this quarter? Or should we be thinking about a higher tax rate?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. No, the core tax rate -- we're excluding the merger-related costs -- was 26.5% this quarter. What you need to understand in terms of the merger costs is the majority of those merger costs are not tax deductible. So the tax effect of the $2.7 million on the merger costs, the tax deduction is, or the calculation on that from a benefits point of view, is only $386,000.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Right. 15%. Okay.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. So back that out, and then you get back to a 26.5%, 26.6% tax rate.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. Okay. And then maybe just jumping over to credit here, can you give us a little bit more color around your uptick in commercial real estate, both the jump in actual nonperformers and the jump in past due? I mean, I heard your comments that there's not some major trend, but if you can just help us think about that.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Sure. If you look at the actual data -- so we saw an increase in commercial real estate non-owner-occupied of, call it $2 million quarter-over-quarter in terms of nonaccruals. What happened is we actually had a $2.6 million non-owner-occupied real estate credit go into that nonaccrual category and the past due category during that period of time. And that is linked -- is related -- to a relationship that we mentioned in Q1 that was the single largest component of the uptick in nonaccruals we saw in Q1. It is a separate entity that is actually an operating business. However, the principal of the business does also have a commercial real estate non-owner-occupied entity. And that had been performing. This was pulled into what I would call an overall forbearance agreement as a part of the workout strategy. They had been challenged in keeping up, you know, their end of that bargain. Therefore, it went nonaccrual. So that's -- and that's the end of that. So that total relationship is -- everything that is related to it at this point is now nonaccrual and going through the workouts stage. So that's really -- that explains both of those items.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And so what is the actual total dollar size now combined of that entire relationship?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. That relationship -- approximately $6 million.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. $6 million, okay. And do you have an update on the King Carter?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. We continue to --

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Last quarter it was around $2 million.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Sure. So --

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Laurie, no changes in the balance sheet.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes, we just -- we continue to evaluate what, you know, our options are for King Carter.

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Still $2 million.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Of course you know the history. That's OREO.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. And just also under OREO, the real estate investment, i.e., your shuttered branches, about $2.7 million. Any thoughts on movement there?

Robert M. Gorman - Union Bankshares Corporation - CFO and EVP

A. Yeah, we continue to work that, trying to – we’ve kind of, we've made a lot of progress in that area but we've got some stubborn properties at this point in terms of the market and the demand for space in those markets. We do have one of the -- part of that is an old op center that we've got listed for sale. We do have a tenant in there now, which hopefully will make that an easier sell from an investor point of view. But really not much movement on that at this point in time. I don't think we have a prognosis that those are going to move anytime quickly.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Oh, Laurie, this is John. I want to correct one thing I just realized. You had asked me what is the totality of the relationship we were discussing with a non-owner-occupied real estate went nonaccrual. I said $6 million. That was $6 million before we added. So, it's just under $9 million in total, all of which is nonaccrual at this point.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay. Okay, thanks. And then just on the credit piece, just to switch to Xenith, which obviously when you announced it in May, you gave a lot of detail. But there was one book that kind of, I guess, flagged attention for me, the consumer piece that was marine. The round number is $300 million. And at the time you announced this in May you weren't sure what you were doing with that. Is there any update around that book? Any thought about what you're doing with that book, how you're approaching it, how you think about it from a credit standpoint?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Sure. We are still, you know, learning about it. What I would say is we do feel very good about the credit worthiness based on our due diligence. I was actually in Hampton Roads Monday and Tuesday of this week, meeting with the Xenith team. I did meet with the marine finance team and that was helpful from my standpoint, just to understand more of the overall business model, the characteristics of the business, so on and so forth. So based on everything I have seen and heard and we understand at this point in time, we look at this as something that has been a good earning asset for Xenith, we think will be a good earning asset for us. And we do have some competency and experience in marine finance within Union Bank. And that is along the Chesapeake Bay area where we've done ships mortgages for larger boats. That's what these guys are financing. Now you have to understand, marine finance means two things. Most of this is where they are financing boats -- they would call it third party -- whereby you might think of it as indirect paper. It was explained to me that that would be the correct/incorrect characterization, but it's conceptually the same thing. That's what the majority of this exposure is. They have a smaller component, which would be floor planning of certain marine dealers. And that is a smaller piece of the operations. So we're just learning more about both. I felt pretty good, very good actually, about the experience level of that team. So that's where we stand right now.

Laurie Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - SVP and Research Analyst

Q. Okay, great. Thanks. I’ll leave it there.

William P. Cimino - Union Bankshares Corporation - VP and Director of Corporate Communications

Thanks, Laurie. Thanks everyone, for dialing in today. As a reminder, we'll post a replay of this conference call on our investor website at investors.bankatunion.com. Thanks for joining us. Goodbye.

Operator

And this concludes today's conference call. You may now disconnect.

***** ***** *****

Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this transcript or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or its management about future events. Such statements include statements regarding the merger, including as to the anticipated benefits of the merger, cost savings and enhanced revenues as well as other statements regarding the merger and regarding future financial and operating results. Although Union believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.